FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Randall, III Edward 109 N. Post Oak Lane, Suite 435 Houston TX 77024	2. Issuer Name and Ticker or Trading Symbol EOG Resources, Inc. (EOG)		6. Relationship of Reporting Person(s) to Issuer (check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/16/2002	
		5. If amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More Than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock - Phantom	12/16/02		A		362.494	A	41.38	16,432	D	
Common Stock								87,500	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 4 (cont.)

1. Name and Address of Reporting Person
Randall, III   Edward
109 N. Post Oak Lane, Suite 435
Houston TX 77024

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
12/16/2002

Table II -Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)													
1. Title of Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (mm/dd/yy)	3A. Deemed Execution Date, if any (mm/dd/yy)	4. Transaction Code (Instr. 8)		5. No. of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)		6. Date Exercisable and Expiration Date (mm/dd/yy)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. No. of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

By:/s/ EDWARD RANDALL III   12/16/02
Edward Randall, III   Date
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 4 (cont.)

1. Name and Address of Reporting Person Randall, III Edward 109 N. Post Oak Lane, Suite 435 Houston TX 77024	2. Issuer Name and Ticker or Trading Symbol EOG Resources, Inc. (EOG) 4. Statement for Month/Day/Year 12/16/2002

POWER OF ATTORNEY

Know all by these presents, that the undersigned, Edward

Randall, III, hereby constitutes and appoints each of Barry

Hunsaker,Jr., Patricia L. Edwards and Vickie L. Graham,

signing singly,the undersigned's true and lawful

attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the

undersigned's capacity as an officer and/or director of EOG

Resources, Inc. ("Company"), Forms 3, 4, and 5 in accordance

with Section 16(a) of the Securities Exchange Act of 1934

and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the

undersigned which may be necessary or desirable to complete

and execute any such Form 3, 4, or 5, complete and execute

any amendment or amendments thereto, and timely file such

form with the United States Securities and Exchange

Commission and any stock exchange or similar authority; and

Form 4 (cont.)

1. Name and Address of Reporting Person
Randall, III   Edward
109 N. Post Oak Lane, Suite 435
Houston TX 77024

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
12/16/2002

```
(3)  take  any  other  action  of  any  type  whatsoever  in

connection  with  the  foregoing  which,  in  the  opinion  of   such

attorney-in-fact,  may  be  of  benefit  to,  in  the  best  interest

of,  or  legally  required  by,  the  undersigned,  it  being

understood   that  the  documents  executed  by  such  attorney-in-

fact  on  behalf  of  the  undersigned  pursuant  to  this  Power   of

Attorney  shall  be  in  such  form  and  shall  contain  such   terms

and   conditions  as  such  attorney-in-fact  may  approve  in  such

attorney-in-fact's  discretion.
```

```
The   undersigned  hereby  grants  to  each  such  attorney-in-fact  full

power  and  authority  to  do  and  perform  any  and  every  act  and  thing

whatsoever  requisite,  necessary,  or  proper  to  be  done  in  the

exercise  of  any  of  the  rights  and  powers  herein  granted,  as  fully

to  all  intents  and  purposes  as  the  undersigned  might  or  could  do

if  personally  present,  with  full  power  of  substitution  or

revocation,  hereby  ratifying  and  confirming  all  that   such

attorney-in-fact,  or  such  attorney-in-fact's  substitute   or

substitutes,  shall  lawfully  do  or  cause  to  be  done  by  virtue  of

this   power  of  attorney  and  the  rights  and  powers  herein  granted.

The   undersigned  acknowledges  that  the  foregoing  attorneys-in-
```

1. Name and Address of Reporting Person
Randall, III   Edward
109 N. Post Oak Lane, Suite 435
Houston TX 77024

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
12/16/2002

fact, in serving in such capacity at the request of the

undersigned, are not assuming, nor is the Company assuming, any

of the undersigned's responsibilities to comply with Section 16

of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect

until the undersigned is no longer required to file Forms 3, 4,

and 5 with respect to the undersigned's holdings of and

transactions in securities issued by the Company, unless earlier

revoked by the undersigned in a signed writing delivered to the

foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of

Attorney to be executed as of this 23 day of September, 2002.

Signature: _____/S/EDWARD RANDALL, III_

Print Name: Edward Randall, III